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TD Private Client Wealth LLC

STATEMENT OF FINANCIAL CONDITION

October 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2016 (MM/DD/YY) AND ENDING 10/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TD Private Client Wealth LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - 11th Floor
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rosenthal 212-827-6840 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Rosenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TD Private Client Wealth LLC, as of October 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUZANNE CONNORS FRANCO
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Commission Expires October 22, 2019

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TD Private Client Wealth LLC

Statement of Financial Condition

Year Ended October 31, 2017

Contents



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors of TD Private Client Wealth LLC

We have audited the accompanying statement of financial condition of TD Private Client Wealth LLC (the Company) as of October 31, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TD Private Client Wealth LLC at October 31, 2017, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

December 18, 2017

TD Private Client Wealth LLC

Statement of Financial Condition

October 31, 2017

Assets		
Cash	$	26,083,012
Cash deposited with clearing organizations or segregated under federal and other regulations or requirements		250,000
Cash and cash equivalents		26,333,012
Other assets		359,353
Total assets	$	26,692,365
Liabilities and member's equity		
Liabilities:		
Unearned revenue	$	2,814,666
Payables to affiliates		1,036,924
Other payables		97,503
Total liabilities		3,949,093
Member's equity		22,743,272
Total liabilities and member's equity	$	26,692,365

See accompanying notes.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2017

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies

Nature of Operations

TD Private Client Wealth LLC ("the Company") is a direct subsidiary of TD Bank N.A. ("the Parent"), which is a wholly-owned subsidiary of TD Bank US Holding Company ("TDBUSH"). TDBUSH is an indirect subsidiary of The Toronto–Dominion Bank.

The Company is a Securities and Exchange Commission ("SEC") registered broker-dealer and investment advisor engaged principally in the provision of investment advisory services and products to high-net-worth clients and institutions. This includes the distribution of securities, including certain mutual funds, limited partnerships, and equity and fixed income securities through its brokerage platform and the provision of managed investment accounts. The Company is licensed to engage in investment advisor activity and broker-dealer activity throughout the United States. The Company is registered with the Financial Industry Regulatory Authority ("FINRA").

Pershing LLC acts as the clearing agent for the Company's trading activity.

Except as otherwise provided by the Delaware Limited Liability Company Act, and by applicable case law, a member of a Delaware limited liability company is generally not liable for the debts, obligations, or liabilities of the Company, much in the same manner as the shareholder, officers and directors of a corporation are generally not liable for the acts and omissions of the corporation.

Basis of Presentation

The accompanying Statement of Financial Condition is prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). Certain U.S. GAAP policies, which significantly affect the determination of financial position, results of operations, changes in member's equity and cash flows, are summarized below.

Summary of Significant Accounting Policies

Accounting Estimates and Assumptions

In preparing Statement of Financial Condition in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Statement of

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2017

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Financial Condition. Actual results could differ from those estimates. Certain expenses (including tax expense) are based on accounting estimates from the Parent. See Note 2 – Income Taxes and Note 3 – Related Party Transactions for additional information.

Cash and Cash Equivalents

Cash and cash deposited with clearing organizations have an original maturity of three months or less. Cash on deposit with clearing organizations represent those amounts required under the Company's clearing agreement with Pershing LLC. The cash deposited with the clearing organization of $250,000 is considered restricted from general use based on the clearing agreement.

Investment Advisory and Commission Revenue

Revenue includes brokerage commissions, fees for riskless principal trading, investment advisory fees, fees for new account openings, and other revenue related to customer security transactions and holdings are recorded on a trade-date basis. Investment advisory fees related to client-managed account holdings are received quarterly in advance based on the average market value of the client asset holdings as of the end of the previous quarter. Fees related to new accounts opened during a quarter are captured through a monthly process and are billed in advance and amortized over the remainder of the current quarter. Fees received but not yet earned amounted to $2,814,666 and are reported as Unearned revenue on the Statement of Financial Condition at October 31, 2017.

Payable to Asset Managers

The Company receives funds from client billings which includes a portion due to third-party asset managers. These funds are received quarterly in advance and are paid to asset managers when earned. All amounts were earned and paid as of October 31, 2017.

Income Taxes

The Company, including its Parent, and its affiliates file a consolidated TDBUSH federal income tax return. Pursuant to a tax-sharing arrangement, TDBUSH arranges for the payment of federal, state, and local income taxes on behalf of the entire consolidated group. The Company reimburses or receives payment on a current basis from TDBUSH based upon its proportionate

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2017

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

share of the group's federal, state, and local tax liability. The Company is treated as a disregarded entity for U.S. tax purposes.

Deferred tax assets or liabilities are recognized for the estimated future tax effects attributable to temporary differences and carryforwards. A temporary difference is the difference between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. Deferred tax assets and liabilities are determined at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled. Subsequent changes in the tax laws or rates require adjustment to these assets and liabilities, with the cumulative effect included in statement of income realized for the period in which the change was enacted. A deferred tax valuation allowance is established when, in the judgment of management, it is more-likely-than-not that all or a portion of deferred tax assets will not be realized.

The Company recognizes the Statement of Financial Condition effects of a tax position when it is more-likely-than-not, based on the technical merits, that the position will be sustained upon examination.

Accounting Changes

The following accounting pronouncements were adopted by the Company in the current fiscal year.

Standard	Description	Annual Reporting Period Ending	Effects on Statement of Financial Condition
In August 2014, the FASB issued ASU 2014-15, "Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern."	The guidance amends the going concern disclosure requirements for entities that face conditions or events that raise substantial doubt that the entity can continue as a going concern.	October 31, 2017	The guidance effects disclosures only and did not have an effect on the financial statement disclosures.

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Standard	Description	Annual Reporting Period Ending	Effects on Statement of Financial Condition
In January 2015, the FASB issued ASU 2015-01, "Income Statement – Extraordinary and Unusual Items (Subtopic 225-20)."	This guidance simplifies income statement presentation by eliminating the concept of extraordinary items. Extraordinary item presentation and disclosures are replaced by disclosure of unusual or infrequently occurring items as a separate component of income from continuing operations, or alternatively, disclosed in the notes to the Statement of Financial Condition.	October 31, 2017	The adoption of the guidance did not impact the presentation or disclosures of the Statement of Financial Condition.

The following recent accounting pronouncements are effective for the Company in future years.

Standard	Description	Annual Reporting Period Ending	Effects on Statement of Financial Condition
In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)."	The guidance clarifies the principles for recognizing revenue and states revenue must be recognized when the transfer of promised goods or services to customers in an amount that reflects the consideration in which the entity expects to be entitled in exchange for those goods of services, has occurred. Implementation of this guidance will require the Company to identify contracts with customers, identify the performance obligations in the contracts, determine the transaction prices to the performance obligations in the contracts, and recognize revenue when or as the entity satisfies the performance obligations.	October 31, 2019	The Company is assessing the impact of this guidance on the Statement of Financial Condition including the presentation of certain revenue and expense items, the timing and measurement of revenue recognition, as well as additional qualitative and quantitative disclosures, The Company does not currently expect a significant impact as a result of adopting the new standard.

TD Private Client Wealth LLC

Notes to Statement of Financial Condition

October 31, 2017

1. Nature of Operations, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Standard	Description	Annual Reporting Period Ending	Effects on Statement of Financial Condition
In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments"	The guidance provides clarifications to eight specific cash flow issues intended to reduce diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows.	October 31, 2019	The Company is assessing the impact of this guidance on the Statement of Financial Condition.
In November 2016, the FASB issued ASU 2016-18, "Statement of Cash Flows (Topic 230): Restricted Cash."	This guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows.	October 31, 2019	This guidance is not expected to have a material impact on the Statement of Financial Condition.

2. Income Taxes

As of October 31, 2017, the Company had a net deferred tax asset of $0.

The Company's Payable to affiliates includes $148,836 for the year ended October 31, 2017, which represents Federal, state, and local taxes payable to the Parent since the Company does not file any returns on a stand-alone basis.

From time to time, the tax authorities may review and/or challenge specific tax positions taken by the Company in its ordinary course of business. The Company believes that its income tax returns have been filed based upon applicable statutes, regulations and case law in effect at the time of filing, however, the tax authorities could challenge the Company's interpretation.

The Company determines uncertain tax positions by prescribing a "more-likely-than-not" recognition threshold that a tax position is required to meet before being recognized in the Statement of Financial Condition. In addition, the guidance clarifies the measurement of

Notes to Statement of Financial Condition

October 31, 2017

2. Income Taxes (continued)

uncertain tax positions, classification of interest and penalties, and requires additional disclosure on tax reserves. At October 31, 2017, the Company does not expect a change in the unrecognized expenses in the next 12 months.

The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense. For the year ended October 31, 2017, the Company did not recognize any interest. The Company did not accrue for the payment of interest and penalties.

The Company operates in the United States and is currently under examination by the IRS for tax years 2014-2015. Tax year 2016 also remains open for examination. The state and local jurisdictions of New York State and New York City are currently under examinations for tax years 2012-2015. The Company is no longer subject to state and local examination by material tax authorities for tax years prior to 2011. The Company also has open tax years for the periods 2012-2016 for jurisdictions deemed to be immaterial.

3. Related Party Transactions

The Company has entered into a services agreement with its Parent for the provision of services related to the business of the Company. Costs related to employees who provide substantial service to the Company have been identified and allocated to the Company, including compensation and benefit expense, general office expense and travel expense. Also, costs related to the provision of support services such as finance and accounting support, human resources support, risk management support, compliance support, legal support, and general management oversight of the Company are identified and allocated to the Company. The Parent also provides services such as the payment of direct expenses which are reimbursed by the Company. The Company has a payable to its Parent related to this services agreement of $592,942 as of October 31, 2017, which is included in Payables to affiliates on the Statement of Financial Condition.

The Company maintains a demand deposit bank account with the Parent. The Company did not use the account during the year and did not have a balance on deposit with the Parent at October 31, 2017.

The Company has also entered into agreements with The Toronto-Dominion Bank and affiliates related to the provision of services related to the business of the Company. The agreements provide for The Toronto-Dominion Bank and affiliates to provide services related to the development and management of the Company's investment product offering, perform manager research, portfolio management, investment strategy, due diligence, and advisory and oversight

Notes to Statement of Financial Condition

October 31, 2017

3. Related Party Transactions (continued)

services. The Company's Payables to affiliates includes $295,146 on the Statement of Financial Condition representing the amount due to affiliates at October 31, 2017 for these services.

4. Contingencies

Regulatory and Litigation Matters

Regulatory bodies, such as the SEC, FINRA, and others regularly make inquiries and conduct examinations or investigations concerning the Company's compliance with, among other things, securities laws, laws governing the activities of broker-dealers, and registered investment advisers. Legal and regulatory proceedings in which the Company is a defendant or respondent may arise in the normal course of business.

5. Regulatory and Net Capital Requirements

In January 2017, the Company received a $20 million capital contribution from its parent.

As a registered broker-dealer and member of the FINRA, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined by Rule 15c3-1, may not exceed 15 to 1 (1500%). Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Net Capital Rule of the SEC.

At October 31, 2017, the Company's net capital, as defined, was $22,383,841, which exceeded the minimum requirement under SEC Rule 15c3-1 by $22,120,568. The ratio of aggregate indebtedness to net capital was 17.64%.

6. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to October 31, 2017 through December 18, 2017, the date the Statement of Financial Condition was issued and has determined that none of the events were required to be recognized or disclosed in the Statement of Financial Condition.